Exhibit 99.1

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES
OR DISSEMINATION IN THE UNITED STATES

RED WHITE & BLOOM BRANDS INC.
(Formerly Tidal Royalty Corp.)

RED WHITE & BLOOM BRANDS INC. ANNOUNCES CLOSING OF
BUSINESS COMBINATION BETWEEN

TIDAL ROYALTY CORP. AND MICHICANN MEDICAL INC.

Vancouver, British Columbia, April 28, 2020 – Red White & Bloom Brands Inc. (CSE: RLTY.U) (OTC Pink: TDRYF) (“RWB” or the “Company”, formerly, Tidal Royalty Corp.) is pleased to announce the completion of its previously announced business combination (the “Transaction”) with MichiCann Medical Inc. d/b/a/ Red White & Bloom (“MichiCann”) pursuant to the terms of the Amended and Restated Business Combination Agreement dated March 12, 2020.

As a result of the Transaction, the Company has changed its name to “Red White & Bloom Brands Inc.” and MichiCann is now a wholly-owned subsidiary of the Company. In connection with and immediately prior to the completion of the Transaction, the Company completed a share consolidation on a 16:1 basis.

“We have worked diligently to build RWB over the last 2 years in the face of significant headwinds in the cannabis industry. Despite said challenges, our industry leading team of professionals has been able to quickly establish a significant presence in the United States. The closing of this Transaction was the next step in our evolution and has bolstered our balance sheet, added Massachusetts assets to our footprint, and has enabled us to become a reporting issuer.” said Brad Rogers, CEO & Director

New Combined Entity:

RWB’s US footprint currently spans Michigan, Illinois and Massachusetts. With a combined cultivation footprint of over 4,000,000 square feet, 600 employees and 22 individual facilities, RWB’s mandate is to operate at scale in select states that provide the greatest return for our partners and shareholders.

Michigan:

RWB’s Michigan Investee currently holds numerous licences within Michigan covering the entire cannabis value chain; they are strategically located throughout the state to service the majority of its 10 million residents.

The investee currently owns 10 operating dispensaries (referred to as provisioning centers in Michigan) and owns or has leased 8 additional locations earmarked to open throughout 2020. RWB’s Michigan Investee is vertically integrated with two operational indoor cultivation facilities, an outdoor cultivation facility, and various others coming on stream to increase margins and meet their demands for 2020 and beyond. Also, within the Investee’s portfolio is a multi-SKU product line ranging from vape cartridges to pre-packaged flower which are sold through multiple dispensaries throughout the state.

Illinois:

RWB’s Illinois subsidiaries own and operate America’s largest indoor CBD cultivation facility which is 3,600,000 sf and sits on 236 prime agricultural acres in Putnam County, IL.

The facility is focused on producing high grade cannabinoids, complete with Certificate of Origin documentation, on a year-round, consistent basis. The facility was formerly a premier producer in the floricultural market for America’s big box national chains and has maintained the relationships and certifications to continue those business relationships for consideration of our national CBD product strategy. The facility has also secured various distributors and supply/off-take agreements for premium whole flower within the United States and CBD distillate internationally.

Massachusetts:

RWB’s Massachusetts assets, which were developed initially by Tidal Royalty Corp., now form part of the assets of the Company as a result of closing the Transaction. These assets consist of 3 cannabis licences; 2 of which are for cultivation and 1 for processing and 2.8 acres of development land. RWB is looking at a number of strategic options for these assets for 2020.

Management Team, Board of Directors & Committee Members:

The Company is also pleased to announce the board is now comprised of five (5) directors and that its directors and officers are the following individuals:

Brad Rogers, Chief Executive Officer and Director. Brad Rogers was the Chief Executive Officer of MichiCann prior to the Transaction. He was the former President and Chief Operating Officer of CannTrust Holdings (TSX:TRST) from April 2015 until October 2018.  Mr. Rogers was also a co-founder and Chief Operating Officer of Mettrum Ltd. (now owned by Canopy Growth Corp. TSX: WEED) from January 2013 until December 2015. He led numerous life sciences/healthcare companies from pre-licensing to public listing, including the granting of nine Health Canada licenses and multiple rounds of both private and public financings in the cannabis industry. From 1996 to 2012, Mr. Rogers was the VP Product for Mood Media. He has an MBA from the Ivey School of Business.

Theo van Der Linde, Chief Financial Officer and Director. Mr. van der Linde is a Chartered Accountant with 20 years’ extensive finance, administration and public accounting experience in diverse industries including mining, oil & gas, financial services, manufacturing and retail. During the last nine years of his career Mr. van der Linde has been focused on the mining industry working with Junior Exploration and producing mining Companies at various stages of growth and in several jurisdictions including South Africa, West- Africa, Peru, Sri-lanka and the United States. Mr. van der Linde currently acts a mining consultant as the President of Executive Management Solutions Ltd.

Brendan Purdy, Director and Audit Committee Chair. Mr. Purdy is the Corporate Secretary and director of Global Blockchain Technologies Corp. and the CEO and President of Element 79 Capital Inc. He was the former CEO and director of Enforcer Gold Corp.; director of each of Supreme Metals Corp. and ZTest Electronics Inc.; former director, CEO and chairman of Mojave Jane Brands Inc. (formerly High Hampton Holdings Corp.) (CSE:JANE) from November 2016 to December 2017; CEO and Director of Seaway Energy Services from April, 2016 to October 2016; a Director of Greenock Resources Inc. from October 2015 to February, 2016.

Michael Marchese, Director. Mr. Marchese was the co-founder, President and sole director of MichiCann prior to the Transaction. He co-founded Aleafia Health Inc. and directed its branding. (TSX: ALEF, OTC: ALEAF, FRA: ARAH). Michael has successfully operated his own branding company, Marchese Design, and has developed identities and communications programs while building dozens of iconic brands in the CPG and retail sectors.

Bill Dawson, Director. Mr. Dawson was served as the Chief Financial Officer of SBG – Skill Based Games Inc. since 2014; the President and Chief Executive Officer of Play Games for Fun Limited Since 2013; the Chief Financial Officer of Oakshire Holdings Limited from 2011 to 2018; the Chief Financial Officer of Pong Game Studios Corporation from 2011 to 2018; the Chief Financial Officer of Caliburger Canada Incorporated from 2015 to 2017; the Chief Financial Officer of Blow Canada Inc. from 2014 to 2017.

Brendan Purdy, Brad Rogers and Michael Marchese will serve on the audit committee and the compensation committee of the Company.

New Capital Structure:

Common shares	132,190,811
Series I Preferred shares	3,181,250
Series II Preferred shares	108,726,349
Warrants	1,194,402[1]
Options	9,200,539[2]

All Series II Preferred shares are convertible into Common shares, on a one for one basis, anytime between seven and twenty-four months after their initial issuance date.

Certain shareholders have entered into voluntary escrow and/or escrow and leak out agreements totaling 36,844,823 Common shares, 17,133,600 Series II Preferred shares and the underlying shares for 3,200,000 Options. The escrow agreements carry various terms between 6 and 18 months.

Following completion of the Transaction, the Company will guarantee the obligations of PharmaCo Inc., Mid-American Growers, Inc. and RWB Illinois, Inc. pursuant to an amended and restated credit agreement dated January 10, 2020 in connection with advances from an Institutional Investor, in the principal amount of US $49,750,000, the obligations of which are also guaranteed by MichiCann.

Resumption of Trading:

It is expected that trading of RWB’s Common shares will commence at or before the end of May, 2020 under the trading symbol “RWB”. Additional details for when the Common shares will recommence trading shall be provided in due course, and remain subject to the filing of a listing statement describing the Company pursuant to the rules of the CSE.

1 1,194,402 Warrants are exercisable into 1,194,402 Common shares and 595,340 Series II Preferred shares.

2  9,200,539 Options are exercisable into 9,200,539 Common shares and 7,401,429 Series II Preferred shares.

For more information about Red White & Bloom Brands Inc., please contact: Tyler Troup, Managing Director

Circadian Group IR

IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:

Twitter: @rwbbrands

Facebook: @redwhitebloombrands

Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  The forward-looking statements and information in this press release includes information relating to the implementation of Red White & Bloom’s business plan.  Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of Red White & Bloom’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to Red White & Bloom’s proposed business, such as failure of the business strategy and government regulation; risks related to Red White & Bloom’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to Red White & Bloom and its business generally. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events.  However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.  While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE.  WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.